UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 1)1

Turtle Beach Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

900450206
(CUSIP Number)

JUERGEN STARK
15822 Bernardo Center Dr., Suite 105
San Diego, California 92127
(914) 345-2255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1. The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900450206
1	NAME OF REPORTING PERSON

JUERGEN STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		748,974 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

748,974 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

748,974 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.28%
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 362,500 shares of common stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days of May 15, 2023 and 386,474 shares of common stock.

CUSIP No. 900450206

The following constitutes Amendment No. 1 to the Schedule 13D (the “Schedule 13D”) filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented with the following:

From May 9, 2023 to May 15, 2023, using his personal funds Mr. Stark acquired an aggregate of 225,000 shares of common stock pursuant to the exercise of outstanding stock options for an aggregate total exercise price of $699,700 and sold an aggregate of 175,000 shares of common stock in the open market for an aggregate total price of $1,933,790.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported beneficially owned by Mr. Stark is based upon 17,498,017 Shares outstanding, which is the total number of Shares outstanding as of May 15, 2023 plus 362,500 stock options that are currently exercisable.

(a)	As of the close of business on May 15, 2023, Mr. Stark directly beneficially owned 748,974 Shares. Percentage: Approximately 4.28%

(b)
1. Sole power to vote or direct vote: 748,974
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 748,974
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Stark’s transactions in the Shares since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

(d)	No person other than Mr. Stark is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of May 9, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

CUSIP No. 900450206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2023

/s/ Juergen Stark
JUERGEN STARK

Schedule B

Transactions in Securities of the Issuer Since the Filing of the Schedule 13D

Nature of Transaction	Amount of Securities Purchased / Sold	Price Per Share ($)	Date of Purchase / Sale
Sale of Common Stock	49,000	$11.12	May 9, 2023
Exercise of Stock Option	49,000	$2.04	May 9, 2023
Exercise of Stock Option	12,500	$4.64	May 9, 2023
Sale of Common Stock	44,000	$11.23	May 10, 2023
Exercise of Stock Option	23,500	$2.04	May 10, 2023
Exercise of Stock Option	20,500	$3.12	May 10, 2023
Exercise of Stock Option	12,500	$4.64	May 10, 2023
Sale of Common Stock	46,000	$11.06	May 11, 2023
Exercise of Stock Option	46,000	$3.12	May 11, 2023
Exercise of Stock Option	12,500	$4.64	May 11, 2023
Sale of Common Stock	17,500	$10.87	May 12, 2023
Exercise of Stock Option	17,500	$3.12	May 12, 2023
Exercise of Stock Option	12,500	$4.64	May 12, 2023
Sale of Common Stock	18,500	$10.62	May 15, 2023
Exercise of Stock Option	18,500	$3.12	May 15, 2023